United States securities and exchange commission logo





                              May 6, 2024

       James Henderson
       Chief Financial Officer
       Vitesse Energy, Inc.
       9200 E. Mineral Avenue, Suite 200
       Centennial, Colorado 80112

                                                        Re: Vitesse Energy,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Filed February 26,
2024
                                                            File No. 001-41546

       Dear James Henderson:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Item 9A. Controls and Procedures
       Management's Report on Internal Control Over Financial Reporting, page
70

   1. Considering you filed an annual report on Form 10-K for the year ended December 31,
                                                        2022 on February 16,
2023, please clarify why you did not provide management   s annual
                                                        report on internal
control over financial reporting in your Form 10-K for the year ended
                                                        December 31, 2023.
Alternatively, amend your Form 10-K for the year ended December
                                                        31, 2023 to include
management   s annual report on internal control over financial
                                                        reporting pursuant to
Item 308 of Regulation S-K. To the extent you file an amendment, tell us the basis for
your conclusion that your disclosure controls and procedures were effective as of
December 31, 2023 when you failed to provide management   s annual
                                                        report on internal
control over financial reporting or revise your disclosure accordingly.
       Exhibits 31.1 and 31.2, page 73

   2. Please file amended certifications of your chief executive officer and chief financial
 James Henderson
Vitesse Energy, Inc.
May 6, 2024
Page 2
         officer to include paragraph 4(b) of the certifications required to comply with Item
         601(b)(31) of Regulation S-K regarding the design of internal control over financial reporting.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 with any questions.



FirstName LastNameJames Henderson                             Sincerely,
Comapany NameVitesse Energy, Inc.
                                                              Division of
Corporation Finance
May 6, 2024 Page 2                                            Office of Energy
& Transportation
FirstName LastName